

SECU[illegible] 16022387

OMB APPROVAL

OMB Number: 3235-0123

Expires: May 31, 2017

Estimated average burden hours per response......12.00

Mail Processing Section

DEC 01 2016

Washington DC 409

SEC FILE NUMBER

~~8-01-50400~~ 8-50400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W 110th St., Suite 650

(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Jackson (913) 912-5235

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC

(Name – if individual, state last, first, middle name)

700 West 47th St Suite 1100	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2016 NOV 31 AM 11:44 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions, LLC, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Years Ended September 30, 2016 and 2015

Table of Contents



700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: (816) 897-11280 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CU Investment Solutions, LLC

We have audited the accompanying statements of financial condition of CU Investment Solutions, LLC (Company) as of September 30, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, LLC as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4), computation for determination of reserve requirements under rule 15c 3-3 of the Securities and Exchange Commission and information relating to possession or control requirements under rule 15c 3-3 of the Securities and Exchange Commission (together, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of CU Investment Solutions, LLC financial statements. The supplementary information is the responsibility of CU Investment Solutions, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 28, 2016



CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2016 and 2015

	September 30, 2016		September 30, 2015	
Assets				
Cash and cash equivalents	$	953,670	$	1,050,727
Investment securities		1,241,252		1,553,773
Receivables:				
Commissions		30,729		26,616
Advisory fees		16,433		22,983
Other		10,000		3,780
Accrued interest		724		5,140
Total receivables		57,886		58,519
Other assets		72,956		72,897
Total Assets	$	2,325,764	$	2,735,916
Liabilities and Equity				
Liabilities				
Commissions payable	$	134,166	$	140,146
Accounts payable		27,654		6,957
Accrued expenses		187,457		193,171
Total Liabilities		349,277		340,274
Members' Equity				
Members' shares		900,000		900,000
Retained earnings		1,076,487		1,495,642
Total Members' Equity		1,976,487		2,395,642
Total Liabilities and Members' Equity	$	2,325,764	$	2,735,916

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Operations
For the years ended September 30, 2016 and 2015

		2016		2015
Revenue				
Commissions - corporate agent program	$	3,953,498	$	3,243,868
Commissions - financial product sales		633,630		623,562
Advisory and other revenue		223,196		325,111
Unrealized & realized appreciation on investment securities		59,908		(13,169)
Interest income		19,783		21,359
Total Revenue		4,890,015		4,200,731
Expenses				
Salaries and benefits		1,792,217		1,220,320
Commissions		2,845,006		2,310,559
Professional and outside services		346,526		406,948
Office occupancy and administration		95,750		89,364
Data processing		61,164		63,161
Memberships and registration fees		44,312		41,574
Travel		48,872		34,728
Insurance and other		75,322		60,116
Total Expenses		5,309,169		4,226,770
Net Loss	$	(419,154)	$	(26,039)

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Changes in Members' Equity
For the years ended September 30, 2016 and 2015

	Shares	Members' Shares	Retained Earnings	Total
Opening Balance, September 30, 2014	90	900,000	1,521,681	2,421,681
Net Loss	-	-	(26,039)	(26,039)
Ending Balance, September 30, 2015	90	$ 900,000	$ 1,495,642	$ 2,395,642
Net Loss	-	-	(419,154)	(419,154)
Ending Balance, September 30, 2016	90	$ 900,000	$ 1,076,488	$ 1,976,487

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Cash Flows
For the years ended September 30, 2016 and 2015

		2016		2015
Cash flows from operating activities:				
Net Loss	$	(419,154)	$	(26,039)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation		548		1,360
Net (accr) amort of (discounts)/premiums securities		(1,213)		393
Net change in unrealized appreciation on investment securities		15,213		28,219
Realized gain on investment securities		(75,121)		(15,050)
Changes in operating assets and liabilities:				
Receivables from customers		(4,113)		(14,571)
Other receivables		4,746		(17,765)
Other assets		(605)		(43,858)
Commissions payable		(5,980)		(1,781)
Accounts payable and accrued expenses		14,981		(56,766)
Net cash (used in) operating activities		(470,698)		(145,858)
Cash flows from investing activities:				
Purchase of Investment		(1,237,111)		(2,093,334)
Proceeds from sales of investments		1,610,753		1,697,079
Maturities of investment		-		63,389
Net cash provided by investing activities		373,642		(332,866)
Net decrease in cash		(97,057)		(478,724)
Cash and cash equivalents, beginning of year		1,050,727		1,529,451
Cash and cash equivalents, end of year	$	953,670	$	1,050,727

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Cash and cash equivalents held on deposit at a natural person credit union exceeding insurance coverage was $95,109 in the operating account for the year ending September 30, 2016.

Securities Transactions
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2016 and 2015, respectively, the Company held investment securities with a fair value of $1,241,252 and $1,553,773. The investment securities are recorded at fair value, with changes in fair value recorded in the statement of operations.

Interest and dividend revenues are accounted for on an accrual basis and included in net interest income. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade-date.

Revenue recognition
Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person credit union customers. Revenues are recognized on the date of execution (trade date).

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. Amounts received in advance of the date services are provided are recorded as deferred revenue until earned.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

3. Investment Securities

Investments securities at September 30, 2016 and 2015 were as follows:

	2016			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,236,637	4,615		1,241,252
	$ 1,236,637	$ 4,615	$ -	$ 1,241,252

	2015			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mutual Funds	$ 299,035	$ 23,860	$ -	$ 322,895
Brokered Certificates of Deposit	1,234,910	-	(4,032)	1,230,878
	$ 1,533,945	$ 23,860	$ (4,032)	$ 1,553,773

Realized gains due to the sale of mutual funds were $49,535 during the year ended September 30, 2016. Realized gains on mutual funds that were reinvested were $13,572 in the year ended September 30, 2015.

4. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following table presents the balances of investments measured at fair value as of September 30, 2016 and 2015:

	2016 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,236,637	-	1,236,637
	$ -	$ 1,236,637	$ -	$ 1,236,637

	2015 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds:	$ 322,894	$ -	$ -	$ 322,894.00
Brokered Certificates of Deposit	-	1,230,879	-	1,230,879
	$ 322,894	$ 1,230,879	$ -	$ 1,553,773

Mutual funds are recorded at their net asset value. Mutual funds held by the Company are actively traded and highly liquid in that transactions are conducted daily in an observable market. As such, mutual funds are classified in Level 1 of the fair value hierarchy.

The fair value of certificates of deposits is estimated using third-party quotations. These deposits are categorized in Level 2 of the fair value hierarchy.

5. Related Party Transactions

Certain of the member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2016 and 2015, $133,484 and $140,146, respectively, in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the years ended September 30, 2016 and 2015 were $2,678,824 and $2,167,820, respectively and are included in commissions in the accompanying statements of operations.

During the years ended September 30, 2016 and 2015, the Company recorded CAP, FPS and advisory revenues from member-owner activity totaling $4,504,000 and $3,992,733, respectively, including approximately 77.1 and 69.9 percent, respectively, from three member owners. Advisory services, specifically, asset-liability management ("ALM") reporting, are supplemented with information processed pursuant to an agreement with a wholly-owned credit union service organization of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $126,304

and $180,486 for the years ended September 30, 2016 and 2015, respectively. The Company also had receivables from member-owners of $12,383 and $22,983 related to advisory services at September 30, 2016 and 2015.

6. Income Taxes

At September 30, 2016 and 2015, the Company believes it has retained its' non-taxable status, and therefore does not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2011.

7. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $73,528 and $73,069 to the plan during the years ended September 30, 2016 and 2015, respectively.

The Board executed an agreement with an Executive of the Company to pay additional compensation to the Executive in the form of unfunded, deferred compensation benefits under Section 457(f) of the Internal Revenue Code of 1986 as from time to time amended. Immediate vesting occurred in the event of termination without cause or death. Unvested, undiscounted benefits accumulated as of June 30, 2016 of $362,833 were paid out to the Executive as part of a separation agreement. Compensation expense recorded for the years ended September 30, 2016 and 2015 pursuant to this arrangement totaled $312,305 and $13,555, respectively. Expenses in connection with the payout of the deferred compensation agreement and severance agreement are included in salaries and benefits.

As of June 16, 2016 a new deferred compensation agreement went into effect with an Executive of the Company. If the Executive is still employed with the company a $75,000 bonus will be paid out June 16, 2019. Compensation expense recorded for the year ended September 30, 2016 pursuant to this arrangement totaled $7,291.

8. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2016, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2016 and 2015, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally during the ordinary course of business the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

9. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations which requires monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. December 31, 2015 an amendment was signed to extend the lease agreement through October 31, 2019 which requires monthly lease payments ranging from approximately $4,300 to $4,320. The related lease expense of $52,977 and $51,191 for the years ended September 30, 2016 and 2015, respectively, is included in office occupancy and administration expense.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2016, the Company had net regulatory capital of $1,828,736, which was $1,728,736 in excess of the required net capital of $100,000. At September 30, 2015, the Company had net regulatory capital of $2,224,848, which was $2,124,848 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2016 the ratio of aggregate indebtedness to net capital for the Company was .19 to 1. As of September 30, 2015, the ratio was .15 to 1.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers." The comprehensive new revenue recognition standard will supersede all existing revenue recognition guidance. The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2018, including interim periods within that reporting period and allows for either full retrospective or modified retrospective adoption with early adoption being prohibited.

The Company is currently assessing the future impact this standard may have on its financial condition, results of operations or cash flows.

12. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 28, 2016, which is the date these financial statements were available to be issued.

Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2016

		2016
Total Equity	$	1,976,487
Non-Allowable Assets:		
Advisory fees receivable		16,433
Property, plant and equipment, net		-
Other assets		82,956
Total Non-Allowable Assets		99,389
Deductions:		
Excess insurance deductible		13,000
Securities haircuts		24,826
Undue concentration		10,536
Total Deductions		48,362
Net Capital	$	1,828,736
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	215,111
Commissions payable		134,166
Total Aggregate Indebtedness	$	349,277
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	1,728,736
Ratio of Aggregate Indebtedness to Net Capital		0.191 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2016

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

For the Year Ended September 30, 2016



700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: (816) 897-11280 ▪ www.mhmcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Managers

CU Investment Solutions LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by CU Investment Solutions LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the NYSE Arca exchange (together, the Specified Parties), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including check copy and bank statement for the interim payment, and check draft for the payment to be submitted with the Form SIPC-7, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared the adjustments reported in Form SIPC-7, Determination of "SIPC Net Operating Revenues" and General Assessment, to supporting working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule, Determination of "SIPC Net Operating Revenues" and General Assessment, supporting the adjustments, noting no differences; and

5. We noted on Form SIPC-7 that no prior year overpayment was applied to the current assessment.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 28, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

50400 FINRA SEP
CU INVESTMENT SOLUTIONS LLC
8500 W 110TH ST STE 650
OVERLAND PARK, KS 66210-2191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rochelle Deardorff
(913) 912-5233

2. A. General Assessment (item 2e from page 2) $ 11,420

B. Less payment made with SIPC-6 filed (exclude interest) (5,871)

April 21, 2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,871

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,549

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 5,549

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CU Investment Solutions Inc.
(Name of Corporation, Partnership or other organization)

Matt [signature]
(Authorized Signature)

CEO
(Title)

Dated the 27 day of October, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

RECEIVED
2016 NOV 31 AM 11:44
SEC / TM

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,890,013
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	71,970
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	59,908
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Monthly reporting service unrelated to securities business (Deductions in excess of $100,000 require documentation)	189,996
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	321,874
2d. SIPC Net Operating Revenues	$ 4,568,139
2e. General Assessment @ .0025	$ 11,420 (to page 1, line 2.A.)


MHM

700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: (816) 897-11280 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers

CU INVESTMENT SOLUTIONS, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) CU Investment Solutions, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CU Investment Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that CU Investment Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CU Investment Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CU Investment Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 28, 2016



CU Investment Solutions LLC™

8500 W. 110th Street
Suite 650
Overland Park, KS 66210
Fax: 913.220.2822
Member FINRA • Member SIPC

November 28, 2016

RE: Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5

Users of CU Investment Solutions LLC Audited Financial Statements:

CU Investment Solutions LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

CU Investment Solutions LLC

Matthew Jackson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Matthew Jackson
Chief Executive Officer
November 28, 2016

Rochelle Deardorff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rochelle Deardorff
Controller
November 28, 2016